SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



03020753

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citicorp Mortgage Securities, Inc.	0000811785
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)

Form 8-K ~~dated~~ For May 28, 2003	000-16107, 333-72082
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part) (Give Period of Report)	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 28, 2003.

Citicorp Mortgage Securities, Inc.
(Registrant)

By: 
Name: Howard Darmstadter
Title: Assistant Secretary



SEC MAIL PROCESSING
RECEIVED
MAY 29 2003
WASH. D.C.
155
SECTION

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS 8-K AND EXHIBIT CONSISTING OF COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDHIP EXEMPTION



SEC MAIL
PROCESSING
RECEIVED
MAY 29 2003
WASH. D.C.
155
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: May 28, 2003
(Date of earliest event reported)

CITICORP MORTGAGE SECURITIES, INC.
(Packager and Servicer)
(Issuer in Respect of the REMIC Pass-Through Certificates Series 2003-6)
(Exact name of registrant as specified in charter)

Delaware	000-16107, 333-72082	13-3408717
(State or other jurisdiction of organization)	**(Commission File Nos.)**	**(I.R.S. Employer Identification No.)**

12855 North Outer Forty Drive, St. Louis, Missouri	63141
(Address of principal executive offices)	**(Zip Code)**

Registrant's Telephone Number, including area code (314) 851-1467

(Former name, former address and former fiscal year, if changed since last report.)

Item 5. Other Events.

CITICORP MORTGAGE SECURITIES, INC.
REMIC Pass-Through Certificates, Series 2003-6

Attached as Exhibit I are the Computational Materials (as defined in the no-action letter dated May 20, 1994 issued by the Securities and Exchange Commission to Kidder, Peabody Acceptance Corporation I, Kidder, Peabody & Co. Incorporated and Kidder Structured Asset Corporation) and/or Structural Term Sheets (as defined in the no-action letter dated February 17, 1995 issued by the Securities and Exchange Commission to the Public Securities Association) prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated that are required to be filed pursuant to such letters.

G:\425_LEGAL\CAPITAL MARKETS\S&F\MORTGAGE\CMSI\2003\2003-6\8-K\8-KCOMPMATS2003-6V1.DOC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CITICORP MORTGAGE SECURITIES, INC.
(Registrant)

By: 
Howard Darmstadter
Assistant Secretary

Dated: May 28, 2003

EXHIBIT INDEX

Exhibit No.		Page No.
I	Computational Materials/Structural Term Sheets prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated	5

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-5320.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

CMSI 2003-6
15yr Fixed Rate Collateral (Group 2)

Collateral Type:	15yr Fixed Rate	
Pass-Through Coupon:	5.00%	
Aggregate Principal Balance:	$120,000,000	+/- 5%
Average Loan Balance:	$475,000 Approx.	
Approx. Gross WAC:	5.70%	+/-
WAM:	178	+/- 2
WA LTV:	55% Approx.	
Single Family (including PUDS)	90% Approx.	
Geographic:	22% California Approx	
Avg. FICO:	730 Approx	
Rating/Subordination:	AAA/ 2.14% (crossed w/30y) +/- 50bps	
Settlement:	May 30, 2003	
Whole Loan Desk	AAA - Mike De Asla - 449-5326 Jason Kim - 449-5323	

May 09, 2003 01:46PM
Settlement: May 30, 2003
Last Payment: None

PRICE/YIELD TO MATURITY Table for CMSI036B_Z1 Class 2PT
Current Balance: $118,560,000.00 Current Coupon: 5%

Merrill Lynch & Company
HyperStruct
Next Payment: June 25, 2003

No default scenario exists

Scenario Assumption

	100 PSA		200 PSA		300 PSA		400 PSA		500 PSA		600 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
102-03	4.602	5.36	4.514	4.49	4.423	3.84	4.332	3.35	4.241	2.98	4.153	2.68
102-04	4.597		4.507		4.416		4.323		4.231		4.141	
102-05	4.591		4.501		4.408		4.314		4.221		4.130	
102-06	4.585		4.494		4.400		4.305		4.211		4.118	
102-07	4.580	5.37	4.487	4.49	4.392	3.84	4.296	3.36	4.200	2.98	4.107	2.69
102-08	4.574		4.480		4.384		4.287		4.190		4.096	
102-09	4.568		4.474		4.376		4.278		4.180		4.084	
102-10	4.563		4.467		4.368		4.268		4.170		4.073	
102-11	4.557	5.37	4.460	4.50	4.360	3.85	4.259	3.36	4.160	2.98	4.062	2.69
102-12	4.551		4.453		4.352		4.250		4.149		4.051	
102-13	4.546		4.446		4.344		4.241		4.139		4.039	
102-14	4.540		4.440		4.336		4.232		4.129		4.028	
102-15	4.534	5.37	4.433	4.50	4.328	3.85	4.223	3.36	4.119	2.99	4.017	2.69
102-16	4.529		4.426		4.321		4.214		4.109		4.005	
102-17	4.523		4.419		4.313		4.205		4.099		3.994	
102-18	4.517		4.413		4.305		4.196		4.088		3.983	
102-19	4.512	5.38	4.406	4.50	4.297	3.85	4.187	3.36	4.078	2.99	3.972	2.69
102-20	4.506		4.399		4.289		4.178		4.068		3.960	
102-21	4.500		4.393		4.281		4.169		4.058		3.949	
102-22	4.495		4.386		4.273		4.160		4.048		3.938	
102-23	4.489	5.38	4.379	4.51	4.266	3.86	4.151	3.37	4.038	2.99	3.926	2.69
102-24	4.484		4.372		4.258		4.142		4.028		3.915	
102-25	4.478		4.366		4.250		4.133		4.017		3.904	
102-26	4.472		4.359		4.242		4.124		4.007		3.893	
102-27	4.467	5.39	4.352	4.51	4.234	3.86	4.115	3.37	3.997	2.99	3.882	2.70
102-28	4.461		4.345		4.226		4.106		3.987		3.870	
102-29	4.455		4.339		4.218		4.097		3.977		3.859	
102-30	4.450		4.332		4.211		4.088		3.967		3.848	
WAL	6.714		5.441		4.533		3.870		3.376		2.999	
1st Prin	06/25/03		06/25/03		06/25/03		06/25/03		06/25/03		06/25/03	
Mat.	04/25/18		04/25/18		04/25/18		04/25/18		04/25/18		04/25/18	

May 09, 2003 01:46PM
Settlement: May 30, 2003
Last Payment: None

PRICE/YIELD TO MATURITY Table for CMSI036B_Z1 Class 2PT
Current Balance: $118,560,000.00 Current Coupon: 5%

Merrill Lynch & Company
HyperStruct
Next Payment: June 25, 2003

No default scenario exists

Scenario Assumption

	100 PSA		200 PSA		300 PSA		400 PSA		500 PSA		600 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
102-31	4.444	5.39	4.325	4.51	4.203	3.86	4.079	3.37	3.957	3.00	3.837	2.70
103-00	4.439		4.319		4.195		4.070		3.947		3.826	
103-01	4.433		4.312		4.187		4.061		3.937		3.814	
103-02	4.427		4.305		4.179		4.052		3.927		3.803	
103-03	4.422	5.39	4.299	4.52	4.172	3.87	4.043	3.38	3.916	3.00	3.792	2.70
WAL	6.714		5.441		4.533		3.870		3.376		2.999	
1st Prin	06/25/03		06/25/03		06/25/03		06/25/03		06/25/03		06/25/03	
Mat.	04/25/18		04/25/18		04/25/18		04/25/18		04/25/18		04/25/18	

8